[SHEARMAN & STERLING LLP LETTERHEAD]



                                November 2, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                            Nam Tai Electronics, Inc.

Dear Sir or Madam:

         On behalf of Nam Tai Electronics, Inc., a company organized under the laws of the British Virgin Islands, we are transmitting herewith for filing on EDGAR with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, a Form 6-K of Nam Tai Electronics, Inc.


                                                  Very truly yours,

                                                  /s/  Jennifer Peng
                                                  -----------------------

                                                  Jennifer Peng


Enclosures

cc:  Mr. Joseph Li
     Nam Tai Electronics, Inc.

     Matthew Bersani, Esq.
     Shearman & Sterling LLP



           Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005

                            NAM TAI ELECTRONICS, INC.
                            (Name of the Registrant)

                                 116 Main Street
                                    3rd Floor
                               Road Town, Tortola
                             British Virgin Islands
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X   Form 40-F
                                       ---

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                  Yes       No  X
                                      ---      ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes      No  X
                                     ---      ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

Nam Tai Electronics, Inc. (the "Company") is furnishing under the cover of Form 6-K:

Exhibit 99.1: a press release dated October 31, 2005 announcing the Company's unaudited results for the third quarter of 2005.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Nam Tai Electronics, Inc.



Date: November 2, 2005                    By:     /s/ Joseph Li
                                             ------------------------------
                                          Name:  Joseph Li
                                          Title: Chief Executive Officer